UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 3)
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Entasis Therapeutics Holdings Inc.
(Name of Subject Company)
Entasis Therapeutics Holdings Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
293614 103
(CUSIP Number of Common Stock)
Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 841-1000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Entasis Therapeutics Holdings Inc., a Delaware corporation (“Entasis” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022, amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on June 17, 2022 and further amended and supplemented by Amendment No. 2 (“Amendment No. 2”) filed with the SEC on July 1, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Innoviva”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed initially by Innoviva and Merger Sub with the SEC on June 7, 2022 and amended on June 17, 2022, for Merger Sub to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share equal to $2.20 in cash on the terms and subject to the conditions set forth in the Offer to Purchase dated June 7, 2022 and supplemented on June 17, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9, as amended by Amendment No. 1 and Amendment No. 2, remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to provide certain updates reflected below.
Item 8.	Additional Information.
The following is hereby added as a subsection following the paragraph under the heading “Item 8. Additional Information—Forward-Looking Statements”:
“Final Results of the Offer and Completion of the Merger.
The Offer expired at 5:00 p.m., New York City time on Thursday, July 7, 2022. Computershare Trust Company, N.A., in its capacity as Depositary, advised that a total of 11,671,662 Shares were tendered and not validly withdrawn pursuant to the Offer, which, after excluding the 56,072 Shares tendered by the Company's Chief Executive Officer, represented approximately 60.45% of the Shares outstanding as of the expiration of the Offer, excluding the Shares beneficially owned by the Excluded Holders and the Company’s Chief Executive Officer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer by persons other than the Excluded Holders and the Company’s Chief Executive Officer satisfied the Minimum Condition, and each other condition to the Offer was satisfied or waived. Immediately following expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn and indicated that it will promptly pay for all such Shares consistent with the Offer to Purchase.
As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, pursuant to the Merger Agreement, Purchaser will complete the acquisition of the Company through the Merger without a vote of the stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to such time will be automatically converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes in accordance with the Merger Agreement. The Merger is expected to close on July 11, 2022.
Following the Merger, the Company will cease to be a publicly traded company and will be a wholly owned subsidiary of Innoviva. As described in the Offer to Purchase, (i) the Shares will be delisted from Nasdaq immediately following the consummation of the Merger and (ii) the registration of the Shares under the Exchange Act will be terminated as soon after consummation of the Merger as the requirements for termination of registration are met.”
Item 9.	Exhibits.
The following exhibit is hereby added following Exhibit No. (a)(5)(A):
(a)(5)(B)	Press Release issued by Innoviva on July 8, 2022.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ENTASIS THERAPEUTICS HOLDINGS INC.

Dated: July 8, 2022	By:	/s/ Elizabeth M. Keiley
Name: Elizabeth M. Keiley
Title: General Counsel